

18001688   ION

...ion Processing
Section

ANNUAL AUDITED REPORT FEB 28 2018
FORM X-17A-5
PART III Washington DC
415

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
~~8-52614~~ 8-53614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 ___ AND ENDING 12/31/2017 ___

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steben & Company, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

9711 Washingtonian Blvd, Suite 400

(No. and Street)

Gaithersburg   MD   20878

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carl A. Serger: 240-631-7610

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – if individual, state last, first, middle name)

One South Wacker Dr, Suite 800 Chicago   IL

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DB

OATH OR AFFIRMATION

I, Carl A. Serger _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steben & Company, Inc. _____ , as of December 31 _____ , 20 17 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Montgomery County, Maryland
On this __26__ day of __February 2018__
__Carl A. Serger__
personally appeared before me and acknowledged that he/she executed the foregoing instrument.
__Anne B. Beers__ Notary Public
My Commission Expires __August 26, 2021__

26 February 2018

Steben & Company, Inc., a registered introducing broker-dealer, is submitting this audited financial report and its attachments as of and for the year ended December 31, 2017. The person whose signature appears below represents that, to the best of his knowledge, all information contained therein is true and correct.

Carl A. Serger
Chief Financial Officer
Steben & Company, Inc.

Steben & Company, Inc.

Contents



Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Steben & Company, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We or our predecessor firm have served as the Company's auditor since 2005.

Chicago, Illinois
February 26, 2018

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

Steben & Company, Inc.

Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	759,335
Marketable securities, at fair value		11,132,771
Receivable from Managed Funds		1,318,759
Commissions receivable		36,253
General partner 1 percent receivable		19,310
Investments in Managed Funds		534,028
Property and equipment, net		635,165
Other assets		214,604
Total assets	$	14,650,225

Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable	$	451,533
Accounts payable and accrued expenses		472,923
Deferred rent		613,917
Total liabilities		1,538,373

Stockholders' Equity		
Common stock (500,000 shares authorized, issued and outstanding, $0.002 par value)		1,000
Additional paid-in capital		129
Retained earnings		13,110,723
Total stockholders' equity		13,111,852
Total liabilities and stockholders' equity	$	14,650,225

See Notes to Statement of Financial Condition.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations
Steben & Company, Inc. (the Company) manages investment funds, including mutual funds, closed-end funds and private offerings. The Company distributes its funds primarily through financial intermediaries, and serves a diversified client base of high net worth individuals and institutions, including 401(k) and pension plans.

The Company was incorporated in the State of Maryland in 1989, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission (the SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association (NFA).

The Company is the general partner and commodity pool operator of Futures Portfolio Fund, Limited Partnership (Futures). The Company is the general partner for Steben Select Multi-Strategy Partners, L.P. (Select Partners) and serves as the investment manager for Steben Select Multi-Strategy Fund (Select), Steben Select Multi-Strategy Master Fund (Select Master) and Steben Managed Futures Strategy Fund (SMFSF). Collectively, Futures, Select, Select Master, Select Partners and SMFSF are referred to as the Managed Funds and are considered related parties.

The Company earns a management fee, a selling agent fee and an administration fee from Futures as its general partner. In connection with its general partner interest, the Company also receives an allocation of one percent of any gains or losses incurred by Futures. As investment manager of Select Master and SMFSF, the Company earns management and service related fees. The Company also earns service related fees from Select and Select Partners. The Company has ceased wholesaling other commodity pools, but continues to receive compensation from those pools. Revenue is primarily dependent on the total value and composition of assets under management, accordingly, changes in assets under management impact revenue and the results of operations.

As a registered broker-dealer, the Company is subject to SEC Rule 17a-5, which governs the financial statement reporting of brokers and dealers. Because the Company effects no financial transactions with customers and does not hold customer funds or securities it qualifies for an exemption, under Rule 15c3-3, from a portion of the requirements of Rule 17a-5 and Rule 15c3-3.

Significant Accounting Policies
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Consolidation: The Company's investment in Select Partners represents a capital investment as general partner. The Company is also the general partner of Futures, but does not maintain a capital account in that fund. Additionally, the Company has investments in Select, Select Master and SMFSF. The Managed Funds' financial statements are not consolidated into the Company's financial statements pursuant to the FASB's consolidation guidance. Based on that guidance, the Company has concluded that consolidation of these investees is not required.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Use of estimates: Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash consists of balances held at banks. The company is at risk to the extent that it maintains cash balances at financial institutions in excess of insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Marketable securities: The Company invests a portion of its cash in various short-duration bond mutual funds. These mutual fund investments are classified as trading securities. Trading securities are those that are bought and held primarily for sale within the Company's normal operating cycle. Marketable securities are carried at fair value.

Investments in Managed Funds:

    Investment in affiliated limited partnerships: The Company has invested in Select Partners, a Delaware limited partnership, which is a feeder fund for Select Master, a fund of hedge funds. The Company's investment is carried at fair value.

    Investment in closed-end funds: The Company has invested in Select and Select Master. Select is a feeder fund for Select Master, a fund of hedge funds. The Company's investments in these funds are carried at fair value.

    Investment in open-end funds: The Company has invested in SMFSF, a mutual fund. The Company's investment in SMFSF is carried at fair value.

Managed Funds receivable and payable: The Company's receivable from the Managed Funds and general partner 1 percent allocation represents fees due from the Managed Funds, as described in Note 3. Based on its historical collection pattern, the Company has not provided a reserve for uncollectible accounts.

Property and equipment: Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. The estimated useful life of property and equipment other than leasehold improvements varies from three to seven years. Leasehold improvements are amortized over the shorter of the expected life of the improvements or the remaining lease term.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Income taxes: No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code whereby income is taxable to the stockholders.

The Company evaluates the tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no material uncertain income tax positions for the year ended December 31, 2017.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2014.

Revenue recognition: Management fees, selling agent fees, broker-dealer servicing fees, general partner 1 percent allocations and related expenses are recognized on the accrual basis.

Incentive based compensation: The Company has granted phantom unit awards to certain employees. The phantom units are linked to the value of the Company's common stock and are settled in cash upon vesting which occurs upon a change in control event. The Company accounts for phantom unit awards as liability-based awards; however, as the awards only vest upon a change in control event, no liability and compensation expense is recognized until the occurrence of a change in control event. At December 31, 2017, there were 55,000 outstanding phantom units.

Deferred rent: Rent expense for operating leases, which may have abated rent and escalating rental rates over the term of the lease, is recorded on a straight-line basis over the initial lease term. The difference between rent expense and rent paid is recorded as deferred rent.

Recent accounting pronouncements: FASB Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, provides a framework for addressing revenue recognition and, upon its effective date, replaces almost all existing revenue recognition guidance in current GAAP. The revenue recognition policies of almost all entities will be affected by the new revenue recognition guidance, and becomes effective for the Company on January 1, 2018. The Company has evaluated all of its types of revenue and concluded that the adoption of this new revenue recognition standard will not result in a change in the timing or amount of revenue recognized.

ASU 2016-02, *Leases*, is a new lease accounting standard. For lessees it requires the present value of committed operating lease payments to be recorded as right-of-use lease assets and lease liabilities on the statement of financial condition. At December 31, 2017, the Company had approximately $2.6 million in undiscounted future minimum lease commitments. The new standard is effective for reporting periods beginning after December 15, 2018 and early adoption is permitted. The Company is currently assessing the impact of the new guidance on its financial statements.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical instruments. The Company's marketable securities are classified as Level 1.

Level 2: Fair value is based on quoted prices for similar instruments in active markets and inputs other than quoted prices that are observable for the financial instrument, such as interest rates and yield curves that are observable at commonly quoted intervals using a market approach. The Company held no Level 2 financial instruments as of December 31, 2017.

Level 3: Fair value is based on valuation techniques in which one or more significant inputs are unobservable. The Company held no Level 3 financial instruments as of December 31, 2017.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 2. Fair Value of Financial Instruments (continued)

The Company assesses the level of the investment at each measurement date, and transfers between levels are recognized at the measurement date in accordance with the Company's policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2017, there were no such transfers.

The following table summarizes the Company's fair value hierarchy for financial assets measured at fair value on a recurring basis as of December 31, 2017:

Description	Level 1	Level 2	Level 3	Total
ASSETS				
Investments in:				
Marketable securities	$ 11,132,771	$ -	$ -	$ 11,132,771
Managed Funds †	-	-	-	534,028
Total assets at fair value	$ 11,132,771	$ -	$ -	$ 11,666,799

† The value of the investments in the Managed Funds were measured using the NAV practical expedient and have not been classified in the fair value hierarchy. The amount presented in this table is intended to permit reconciliation of the fair value hierarchy to the Company's financial statements.

Substantially all of the Company's other assets and liabilities that are considered financial instruments are reflected at fair value or at carrying amounts that approximate fair value because of short maturity of the instruments.

Note 3. Managed Funds

The Company considers all of the Managed Funds to be related parties. As the general partner or investment adviser of the Managed Funds, the Company conducts and manages each of the Managed Funds respective businesses. The Company earns management fees that are based on a fixed percentage (up to 1.75 percent per annum) of the month-end net asset value of Futures, SMFSF and Select Master. For the year ended December 31, 2017, management fees were $8,617,994.

The Company earns selling agent fees and broker-dealer servicing fees in connection with the efforts to attract and retain investors, which are based on a fixed percentage (ranging from 0.2 percent to 2 percent annually) of the month-end net asset value of Futures. For the year ended December 31, 2017, selling agent and broker-dealer servicing fees were $6,047,195. The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents.

The Company earns administrative or operating services fees ranging from 0.1 to 0.5 percent per annum of average month-end net assets from Futures, Select Master, Select Partners, Select and SMFSF. In return, the Company provides certain services and pays certain expenses on behalf of the Managed Funds.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 3. Managed Funds (continued)

As the general partner of Futures, the Company receives from Futures on an annual basis one percent of any net income earned by Futures. Conversely, the Company pays to Futures on an annual basis one percent of any net loss incurred by Futures. Such amounts are reflected as General partner 1 percent allocation receivable or payable in the statement of financial condition. For the year ended December 31, 2017, this allocation of profits and losses was $19,310.

Receivable from the Managed Funds at December 31, 2017, consists of:

Management fees	$ 702,484
Selling agent and broker-dealer servicing fees	449,431
Administrative and operating services fees	165,951
Offering expense	893
	$ 1,318,759

Note 4. Property and Equipment

At December 31, 2017, the summary of the major classes of depreciable assets was:

Furniture and fixtures	$ 717,593
Office and computer equipment	923,285
Leasehold improvements	863,444
Total property and equipment, at cost	2,504,322
Accumulated depreciation and amortization	(1,869,157)
Total property and equipment, net	$ 635,165

Note 5. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease agreement that expires in 2023. At December 31, 2017, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2018	$ 452,668
2019	463,985
2020	475,608
2021	487,481
2022	499,667
2023	252,926
Total	$ 2,632,335

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 5. Commitments and Contingencies (continued)

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. SIMPLE Individual Retirement Account

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account for the benefit of its employees. The Company matches contributions made by eligible employees up to a maximum of three percent of employee compensation, and all contributions are immediately vested.

Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk

Futures and SMFSF engage in the speculative trading of U.S. and foreign futures, options on futures contracts and forward contracts (collectively, derivatives). Futures and SMFSF are exposed to both market risk, the risk arising from changes in the fair value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, Futures and the Company, as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short.

Futures' trading of forward contracts in unregulated markets between principals also exposes the Managed Funds and the Company to the risk of loss from counterparty nonperformance.

The Company has established procedures to actively monitor Futures' and SMFSF's market and credit risks. The Company does not anticipate nonperformance by any of its counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

The Company has cash on deposit with financial institutions that, at times, exceeds federally insured limits. However, the Company does not believe that it is exposed to any significant credit risk.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 9. Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6⅔ percent of "aggregate indebtedness," and it is required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital," as this term is defined, equal to the greater of $45,000 or the amount required by its self-regulatory organization. "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day, but as of December 31, 2017, the Company had net capital of $9,525,160 and net capital requirements of $102,558. The Company's net capital ratio was 0.16 to 1. The net capital requirements may effectively restrict, among other things, distributions to the stockholders.

Steben & Company, Inc.

Financial Report
December 31, 2017

Filed as **PUBLIC** information pursuant to Rule 17a-5(d) of the Securities
Exchange Act of 1934 and Regulation 1.10(g) of the Commodity Exchange
Act.